Exhibit 99.46

NEWS RELEASE	TSX: GVX
For Immediate Release	OTCBB: GVGDF

Grandview Gold Acquires 100% Undivided Interest in Sanshaw-Bonanza Property
in Red Lake Gold District and Adds Claims to Property Contiguous to Goldcorp-Premier Gold JV

April 28, 2010 - Toronto, Ontario - Grandview Gold Inc. (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company") is pleased to announce that, through a series of cash and share payments (the “Transaction”), it has:

1.	acquired the remaining 40% interest in its Sanshaw-Bonanza property (the “Property”) in the Red Lake Gold District of Ontario from EMCO Corporation S.A. ("EMCO");

2.	acquired four additional claims which are contiguous to the Property from Perry English ("English"); and

3.	reduced the existing NSR on the Property,

so that the Company now holds a 100% interest in and to the Property, subject only to an NSR of just 0.375% . The Transaction is strategic for the Company as the Property is contiguous to the west and southern boundary of the Red Lake Gold Mines Limited/Premier Gold Mines Limited (“Goldcorp/Premier Gold”) Rahill-Bonanza Joint Venture property, and is located just four kilometres south of the Bruce Channel discovery which was purchased recently by Goldcorp for $1.5 billion.

Grandview had previously completed expenditure requirements to earn a 60% interest in the Property as per an option agreement with EMCO dated February 7, 2007. To acquire the remaining 40% interest in the Property, the Company paid EMCO $25,000 CAD in cash and issued 50,000 common shares in its capital. Also, the Company expanded the Property parcel by acquiring two unpatented claims and two patented claims for aggregate consideration of $60,000 CAD in cash and the issuance of 500,000 common shares in its capital. Concurrently, the Company also purchased 75% of the outstanding 1.5% NSR on the Property for $25,000 CAD cash. Cumulative expenditures related to the Transaction totalled $110,000 CAD cash and 550,000 common shares of the Company.

“Sanshaw-Bonanza is one of the most highly-prospective properties in our Red Lake portfolio, so we are more than pleased to have been able to put this comprehensive package together and re-energize our Canadian program,” says Grandview CEO and President Paul Sarjeant. “Our immediate neighbour to the north-east is the Rahill-Bonanza Goldcorp/Premier Gold JV, and we have been watching with increasing interest their news with respect to possible south-west continuation of the Bonanza Follansbee Zone. Other recent deep drill results by Goldcorp/Premier suggest that we are well situated in a very prospective camp environment. We are anxious to return to Red Lake and our own Canadian exploration program. Currently, we continue to move forward our exploration and development plans at our gold-producing Giulianita property in Peru.”

See the Red Lake Regional Activity Map on the Gold Properties pages of the Grandview website at:
http://www.grandviewgold.com/Gold_Properties/Red_Lake_Gold_District/#
See Premier Gold news including release dated April 21, 2010 at:
http://www.premiergoldmines.com/s/NewsReleases.asp?DateRange=2010/01/01...2010/12/31

In a recent Shareholder Update, the Company announced the addition of a sustainable small-mines gold production component to their business plan. Through its wholly-owned subsidiary Recuperación Realzada S.A.C., Grandview is developing Giulianita, a gold-producing, small mines property in Northern Peru, and anticipates that the potential resulting positive cash-flow could in-part fund Canadian exploration programs in the major gold camps of Red Lake, Ontario and Rice Lake, Manitoba.

About Grandview

Grandview Gold Inc is a gold exploration company focused on creating value for shareholders by balancing sustainable small-mines development and gold production, with traditional major gold camp exploration. Details of Grandview Gold’s projects are available on the Company’s website at www.grandviewgold.com.

For further information, please contact Paul Sarjeant at 416.486.3444 #113 or visit www.grandviewgold.com.

This document may contain forward looking statements, relating to the Company's operations or the environment in which it operates, which are based on Grandview Gold Inc's operations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict, and/or beyond Grandview Gold Inc's control. A number of important factors could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place undue reliance on such forward-looking statements. Grandview Gold Inc. disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.